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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                         ---------------

                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
              (PURSUANT TO SECTION 14(d)(1) OF THE
                 SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 7)
                               AND
                           SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 7)

                     Bryan Steam Corporation
                    (Name Of Subject Company)

                 Burnham Acquisition Corporation
                       Burnham Corporation
                            (Bidders)

                         ---------------

             COMMON STOCK, PAR VALUE $10.00 PER SHARE
                  (Title of Class of Securities)

                            117547 109
              (CUSIP Number of Class of Securities)

                     -----------------------

                       Albert Morrison III
                       Burnham Corporation
                      1241 Harrisburg Avenue
                       Lancaster, PA 17603
                          (717) 293-5800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
                      on Behalf of Bidder)

                             COPY TO:
                      Donald A. Stern, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000


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           Burnham Acquisition Corporation ("Purchaser") and
Burnham Corporation ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on September 29, 1998, with respect to the offer by Burnham Acquisition Corporation to purchase all outstanding shares of Common Stock, par value $10.00 per share (the "Shares"), of Bryan Steam Corporation, a New Mexico corporation, for a purchase price of $152.00 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 7. This amendment also amends and supplements the Schedule 13D originally filed on September 29, 1998 with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.   ADDITIONAL INFORMATION.

           Item 10(c) of the Statement is hereby amended and supplemented by adding thereto the following:

           On November 13, 1998, Purchaser issued a press release on PR Newswire announcing that it has accepted for payment and made arrangements to pay for 185,749 shares of common stock of Bryan Steam Corporation tendered pursuant to its friendly tender offer for all outstanding shares of Bryan common stock at $152.00 per share, without interest, which expired at 12:00 midnight , New York City time, on November 11, 1998. A copy of the press release is included as Exhibit (a)(11) hereto and the information contained therein is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 of the Statement is hereby amended to add the following exhibit:

      (a)(11) Press Release dated November 13, 1998.


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                             SIGNATURE

           After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 13, 1998

                            BURNHAM ACQUISITION
                            CORPORATION


                            By  /s/ Ronald L. Griffith
                              --------------------------
                               Name: Ronald L. Griffith
                               Title: Secretary

                            BURNHAM CORPORATION


                            By  /s/ Ronald L. Griffith
                              --------------------------
                               Name: Ronald L. Griffith
                               Title: Senior Vice President


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                           EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
-------        ------------

(a)(11)        Press Release dated November 13, 1998.




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